UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
_________________________________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: 1-10006

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Frozen Food Express Industries, Inc.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Frozen Food Express Industries, Inc.
1145 Empire Central Place
Dallas, Texas 75247

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the Savings Plan for
Employees of Frozen Food Express Industries, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for each of the three years ended December 31, 2012, 2011 and 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Frozen Food Express Industries, Inc. 401(k) Savings Plan, as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for each of the three years ended December 31, 2012, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules on pages 12, 13 and 14, together referred to as "supplemental information," are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan's management and was derived from and relates to the underlying accounting and other records used to prepare the financial statements.  The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).  In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Waters, Vollmering & Associates, LLP

Waters, Vollmering & Associates, LLP
Mansfield, Texas
June 25, 2013

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2012 and 2011
(Amounts in thousands)

	2012	2011
Investments (at fair value)	$11,816	$13,680
Participant notes receivable	1,010	1,261
Employee contributions receivable	56	120
Other	63	83
Total investments	12,945	15,144

Less:
Benefits payable	2,587	3,196

Net assets reflecting all investments at fair value	10,358	11,948
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15)	(5)
Net assets available for plan benefits	$10,343	$11,943

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2012, 2011 and 2010
(Amounts in thousands)

	2012	2011	2010
Investment income:
Dividend income	$283	$266	$408
Interest income	41	57	68
	324	323	476

Administration expense	(23)	(21)	(29)
Realized gain (loss)	(210)	(12)	(243)
Net unrealized appreciation (depreciation) in market value of investments	714	(3,797)	2,675
Employee contributions	1,119	1,172	1,291
Employer contributions	-	-	-
	1,600	(2,658)	3,694

Decrease in fair market value of plan benefits payable to participants	(3,524)	(2,990)	(3,704)
Net increase (decrease)	(1,600)	(5,325)	466
Net assets available for plan benefits at beginning of year	11,943	17,268	16,802
Net assets available for plan benefits at end of year	$10,343	$11,943	$17,268

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012
(Amounts in thousands)

1.            Description of the Savings Plan

The Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Savings Plan") is a defined contribution plan covering substantially all employees of Frozen Food Express Industries, Inc. ("FFEX") and its wholly-owned subsidiaries (the "Employer"). The Savings Plan is designed to comply with the Employee Retirement Income Security Act of 1974 ("ERISA") and to allow employees the option of investing in common stock of FFEX or in other investment funds designated by the Savings Plan committee (the "Savings Committee"). Participants should refer to the Savings Plan agreement for a more complete description of the Savings Plan's provisions.

Contributions - Participants may elect to contribute to the Savings Plan through periodic payroll deductions, subject to limits defined by the Savings Plan. Participants may also make a rollover contribution from other qualified plans or rollover IRA. The Company matching contribution was suspended on April 6, 2009.  Previously it was equal to 25% of the executive contribution each pay period up to a maximum of 1% of executive salary.

Employee contributions, excluding rollovers, amounted to $979, $1,168 and $1,241 in 2012, 2011 and 2010, respectively.  The  Employer did not make any contributions to the Savings Plan in 2012, 2011 and 2010.

Eligibility - An employee who completes 90 days of employment with the employer may enter the Savings Plan on the first business day of the month thereafter.

Participants' Accounts - Each participant account is credited with the participant's contributions and an allocation of (a) the employer's contributions, and (b) plan earnings. Allocations of plan earnings are based on participants' account balances, allocations of employers' contributions are based on participants' quarterly contributions.

Participant Notes Receivable - Participants may borrow from their fund accounts in an amount not to exceed the lesser of $50,000 or 50% of the Participant's vested account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Notes Receivable. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate as determined by the Savings Committee. The interest rates charged for loans made in 2012, 2011 and 2010 was 4.25%. Principal and interest payments are due in substantially level amortized payments, payable not less than quarterly, through payroll deductions.

Vesting - Upon termination of employment, participants are entitled to receive 100% of their own contributions and any earnings thereon. Participants' benefits from Employer contributions begin to vest upon two years of credited service and vest 100% upon six years of credited service as defined by the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Investment Options - During each of the three years ending December 31, 2012, participants could direct employee contributions in any of ten investment options, as follows:

•
Stable Value Fund - The fund invests in assets whose principal value remains stable regardless of stock and bond market fluctuations. The Savings Committee has selected the Fischer Francis Trees & Watts ("FFT&W") Income Plus D Fund, formerly ABN AMRO Income Plus D Fund, as the investment vehicle for this fund.

•
Intermediate Bond Fund - The fund invests in fixed-income securities including corporate bonds, U.S. government securities, mortgage-related securities, and money-market instruments. The Savings Committee has selected the PIMCO Total Return Institutional Fund as the investment vehicle for this fund.

•
Mixed Investment Fund - The fund may invest a large portion of its assets in common stock and convertible securities. Prospective dividends and earnings are major considerations in these purchases. The Savings Committee has selected the Principal LifeTime Preferred Funds as the investment vehicle for these funds.

•
Stock Index Fund - The fund attempts to replicate the aggregate return and risk of the Standard & Poor's 500 index. The fund will purchase all, or a representative sample of all the stocks held in the S&P 500 index. The Savings Committee has selected the Principal Global Investors S&P 500 Index R5 Fund as the investment vehicle for this fund.

•
Large Cap Growth Stock Fund - The fund seeks capital appreciation by investing primarily in securities that are expected by the fund to grow at an above average rate. The Savings Committee has selected the Columbus Circle Investors LargeCap Growth R5 Fund as the investment vehicle for this fund.

•
Large Cap Value Stock Fund - This fund seeks capital appreciation by investing in large companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Invesco Van Kampen Growth and Income A Fund as the investment vehicle for this fund.

•
Small Growth Stock Fund - The fund invests primarily in common stocks of companies whose earnings are growing at an accelerating rate.  The Savings Committee has elected the AllianceBern/CCI /Brown SmallCap Growth I R5 Fund as the investment vehicle for this fund.

•
Small Cap Value Stock Fund - The fund seeks capital growth by investing in small-sized companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Delaware Management Company Delaware Small Cap Value A Fund as the investment vehicle for this fund.

•
International Stock Fund - The fund invests primarily in stocks and debt securities of companies and governments outside the United States. The Savings Committee has selected the Artio Global Management, LLC  Artio International Equity A Fund as the investment vehicle for this fund.

•	Frozen Food Express Industries, Inc. Common Stock Fund – the fund invests in the common stock of FFEX.

Administration - The Savings Plan is administered by a committee appointed by the Board of Directors of FFEX. Administrative expenses not paid by FFEX are paid by the Savings Plan.  During 2012, 2011, and 2010 FFEX paid administrative expenses of $69, $102, and $124 respectively (in thousands).

Termination of the Plan - While the employer has not expressed any intent to discontinue its contributions, employers are free to discontinue contributions and FFEX may terminate the Savings Plan at any time. If terminated, net assets of the Savings Plan would be distributed to participants and beneficiaries as prescribed by the terms of the Savings Plan, in accordance with ERISA. Upon termination of the Savings Plan, participants' accounts become 100% vested.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period of time.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts - During 2012, 2011 and 2010, employer expenses were reduced by $10, $15 and $13, respectively, from forfeited non-vested accounts (in thousands).

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.            Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Savings Plan are prepared under the accrual method of accounting.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual outcomes may vary from these estimates.

Valuation of investments - Investments are valued based on the quoted market price on the last day of the year or on contract value (Note 7).  The difference between current market value and cost of the investment is reflected in the statement of changes in net assets available for plan benefits by investment fund as net unrealized appreciation or depreciation in market value of investments.  Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates.  Following is a description of the valuation methodologies used for assets measured at fair value.

Frozen Food Express Industries, Inc. Common Stock - Frozen Food Express Industries, Inc common stock is valued at the closing price reported on the NASDAQ Stock Market's Global Select Market.

Mutual Funds - Mutual Funds are investment vehicles stated at fair value based on quoted market prices reported by the Trustee.

Participant Loans - Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

Risks and uncertainties - The plan utilizes various investment instruments, including mutual funds, money market funds, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported on the financial statements.

Purchases, sales and dividend income - Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Interest and penalties related to income taxes - While the Plan is not subject to federal income tax filings and the related penalties and interest, the Plan is required to file annual information returns with the Internal Revenue Service for compliance purposes.  Penalties and interest related to compliance filings will be expensed as incurred.  No penalties were incurred in 2012, 2011, or 2010.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.            Net Asset Values

The following table presents the net asset values of each investment fund as of December 31, 2012 and 2011:

	(amounts in thousands)
	2012		2011
Frozen Food Express Industries, Inc. Common Stock, 1,072,335 shares and 1,102,501 shares, respectively.	$747	(1)	$1,161	(1)
FFT&W Income Plus D Fund, 287,399 shares and 335,558 shares, respectively.	1,847	(1)	2,111	(1)
PIMCO Total Return Institutional Fund, 200,063 and 237,375 shares, respectively.	1,454	(1)	1,683	(1)
Principal Global Investors:
LifeTime Income, 9,293 shares and 12,483 shares, respectively.	82		101
LifeTime 2050, 2,624 shares and 8,065 shares, respectively.	30		85
LifeTime 2040, 27,172 shares and 27,980 shares, respectively.	280		305
LifeTime 2030, 65,061 shares and 67,534 shares, respectively.	745	(1)	605	(1)
LifeTime 2020, 79,336 shares and 97,348 shares, respectively.	938	(1)	833	(1)
LifeTime 2010, 10,433 shares and 16,583 shares, respectively.	120		144
Principal Global Investors S&P 500 Index R5 Fund, 79,858 shares and 129,161 shares, respectively.	536	(1)	813	(1)
Columbus Circle LargeCap Growth R5 Fund, 60,862 shares and 76,586 shares, respectively.	439		471
Invesco Van Kampen Growth & Income A Fund, 44,317 shares and 57,126 shares, respectively.	695	(1)	828	(1)
Artio International Equity A Fund, 31,388 shares and 38,557 shares, respectively.	581	(1)	645	(1)
AllianceBern/CCI/Brown SmallCap Growth I R5 Fund, 57,203 shares and 55,835 shares, respectively.	460		478
Delaware Small Cap Value A Fund, 11,325 shares and 15,284 shares, respectively.	379		419
	$9,333		$10,682

Computational notes:
(1)	Investments that represent 5 percent or more of the fair value of the Plan's net assets available for benefit.

During 2012, the Savings Plan's investments decreased in value by $1,349 as follows:

(amounts in thousands)
Appreciated/(Depreciated)
Investments in Registered Investment Companies	$(671)
Frozen Food Express Industries, Inc. Common Stock	(414)
FFT&W Income Plus Stable Value Fund	(264)
$(1,349)

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

During 2012, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value by $504 as follows:

(amounts in thousands)
Appreciate/(Depreciated)
Investments in Registered Investment Companies	$934
Frozen Food Express Industries, Inc. Common Stock	(451)
FFT&W Income Plus Stable Value Fund	21
$504

4.            Income Tax Status

On January 25, 2012, the Savings Plan was submitted to the Internal Revenue Service requesting a determination that the plan continues to constitute a qualified plan which is exempt for taxation under sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended. The plan obtained its latest determination letter on January 8, 2008, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been reflected in the Savings Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expect to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5.              Plan Amendment
On May 16, 2012, the First Amendment to our Savings Plan was approved by the Board of Directors of FFEX to correct all references to Section 5.6A to read Section 5.6 and effective January 1, 2012,  provided for pass-through voting of Company Stock Fund shares (identical to how the voting is handled for ESOP Shares).
On January 25, 2012, the Board of Directors of FFEX approved the restatement of the Savings Plan, to incorporate all five prior amendments, deleted the Roth Savings Contributions provisions (since they were never implemented). and On January 25, 2012, our Savings Plan and five amendments were combined into one document, the Restated and Amended 401(k) Savings Plan, effective January 1, 2002, and was approved by the Board of Directors of FFEX.
 6.            Fair Value Measurements

FASB Accounting Standard Codification Topic 820-10, Board Statement No. 157, Fair Value Measurements (SFAS 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are described below:

•	Level 1 - quoted market prices in active markets for identical assets or liabilities
•
Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

As of December 31, 2012 and 2011, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	(amounts in thousands)
	Fair Value Measurements as of December 31, 2012 Using Input Type
	Level 1	Level 2	Level 3	Total
Investments in Registered Investment Companies	$8,821	$-	$-	$8,821
Frozen Food Express Industries, Inc. Common Stock	954	-	-	954
FFT&W Income Plus Stable Value Fund	-	1,389	652	2,041
Total	$9,775	$1,389	$652	$11,816

	(amounts in thousands)
	Fair Value Measurements as of December 31, 2011 Using Input Type
	Level 1	Level 2	Level 3	Total
Investments in Registered Investment Companies	$9,908	$-	$-	$9,908
Frozen Food Express Industries, Inc. Common Stock	1,422	-	-	1,422
FFT&W Income Plus Stable Value Fund	-	1,915	435	2,350
Total	$11,330	$1,915	$435	$13,680

The following tables reconcile the beginning and ending balances of fair value measurements using significant unobservable inputs (Level 3) of the FFT&W Income Plus Stable Value Fund's guaranteed income contracts (GIC) for the years ended December 31, 2012 and 2011:

	(amounts in dollars)
	Traditional GIC's	Wrapper Contracts	Total
Balance as of December 31, 2011	$430,675	$4,325	$435,000
Change in unrealized appreciation	42,275	2,195	44,470
Purchases	234,000	-	234,000
Sales and maturities	(61,470)	-	(61,470)
Balance as of December 31, 2012	$645,480	$6,520	$652,000

	(amounts in dollars)
	Traditional GIC's	Wrapper Contracts	Total
Balance as of December 31, 2010	$182,441	$4,581	$187,022
Change in unrealized appreciation	(3,475)	-	(3,475)
Purchases	295,220	-	295,220
Sales and maturities	(43,511)	-	(43,511)
Change in wrapper value	-	(256)	(256)
Balance as of December 31, 2011	$430,675	$4,325	$435,000

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Savings Plan employs the following approaches in valuing its investments:

•	Investments in registered investment companies are valued using quoted market prices, as all have active markets.
•	The Frozen Food Express Industries, Inc. Common Stock and is valued using the quoted market prices on the Nasdaq Stock Market's Global Select Market under the symbol: FFEX.
•
The FFT&W Income Plus Stable Value Fund invests in guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions as well as debt or equity securities. In this fund, GICs are wrapper contracts used to mitigate the risk that the interest crediting rate does not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal of accrued interest.

7.            Investment Contract within FFT&W Income Plus Stable Value Fund

In 2007, the Plan entered into a benefit-responsive investment contract with FFT&W Income Plus Stable Value Fund.  The Fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and enters into wrapper contracts with underlying securities to create synthetic GICs.  The contract is included in the financial statements at contract value as reported to the plan by FFT&W.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

Contract value, as reported to the Plan by FFT&W, represents principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2012 and 2011 was ($15) and ($5), respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the Plan's ability to transact at contract value with FFT&W.  These events include termination of participating plans, or a material adverse change to the provision of participating plans.  The plan administrator does not believe that any events that would limit the Plan's ability to transact at contract value with the Plan participants are occurring.

Certain events are permitted for the issuer to initiate contract terminations.  These events include the uncured loss of a participating plan's tax qualified status, uncured material breaches of wrap contract by the Fund, or material and adverse changes to the provisions of the Fund.

	2012	2011
Average Yields:
Ratio of year-end market value yield to investments (at fair value)	1.65%	1.85%
Ratio of year-end crediting rate to investments (at fair value)	1.23%	1.40%

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

8.            New Accounting Pronouncements

Adoption of New Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 amended FASB Accounting Standard Codification Topic 820, Fair Value Measurements and Disclosures ("ASC Topic 820") to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards.  ASU 20 11-04 clarifies the application of existing fair value measurement requirements, and modifies certain principals and requirements contained in ASC Topic 820.  ASU 2011-04 also requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  The adoption of ASU 2011-04 did not have a material impact to the financial statements.

9.            Subsequent Events

 The Plan is not aware of any other subsequent events that would require recognition or disclosure in the consolidated financial statements.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2012
(Amounts in thousands)

	(a) Identity of Issue	(b) Description of Investment (shares)	(c) Cost	(d) Current Fair Value
*	Frozen Food Express Industries, Inc. Common Stock	1,072	$3,815	$954
	FFT&W Income Plus D Fund	287	1,930	2,041
	PIMCO Total Return Institutional Fund	200	2,181	2,249
	Principal Global Investors:
	LifeTime Income	9	101	105
	LifeTime 2050	3	28	32
	LifeTime 2040	27	318	344
	LifeTime 2030	65	757	813
	LifeTime 2020	79	930	998
	LifeTime 2010	10	118	125
	Principal Trust Company S&P 500 Index RF Fund	80	654	806
	Columbus Circle LargeCap Growth R5 Fund	61	481	554
	Invesco Van Kampen Growth & Income A Fund	44	836	928
	Artio International Equity A Fund	31	967	793
	AllianceBern/CCI/Brown Small Cap Growth I R5 Fund	57	519	614
	Delaware Small Cap Value A Fund	11	392	460
			14,027	11,816
	Loans to Participants	Interest bearing notes at 4.25%-9.25%	$-	$1,010

*    Party-in-interest to the Savings Plan

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN THE YEAR)

December 31, 2012
(Dollars in thousands)

(a) Identity of Issue	(b) Description of Investment (shares)	(c) Cost	(d) Proceeds
Frozen Food Express Industries, Inc. Common Stock Fund	321,869	$1,257	$412

* These are total shares sold within the plan year, not necessarily just those shares acquired and disposed within the plan year.

All other investment assets that were both acquired and disposed of during the plan year were interests issued by a company registered under the Investment Company Act of 1940.  Therefore, these transactions are excluded from this schedule in accordance with the Specific Instructions for Form 5500.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2012
(Dollars in thousands)

		Purchases
(a) Identity of Party Involved	(b) Description	Shares/Units	(g) Cost	(h) Market Value	(i) Net Gain or (Loss)
Frozen Food Express Industries, Inc. *	Common Stock	291,703	$395	$260	$(135)
FFT&W	Stable Value	123,258	864	869	5
PIMCO	Intermediate Bond	47,249	534	531	(3)
Principal	LifeTime Income	1,447	16	16	-
Principal	LifeTime 2050	1,569	18	19	1
Principal	LifeTime 2040	13,858	169	176	7
Principal	LifeTime 2030	23,572	285	295	10
Principal	LifeTime 2020	20,671	250	260	10
Principal	LifeTime 2010	3,488	41	42	1
Principal	Stock Index R5	15,822	155	144	(11)
Columbus Circle	LargeCap Growth	11,634	103	106	3
InvescoVan Kampen	LargeCap Value	6,924	140	145	5
AllianceBern/CCI/Brown	SmallCap Value	13,248	146	142	(4)
Delaware Management	SmallCap Value	2,012	79	82	3
Artio	International Stock	5,078	120	128	8

*    Party-in-interest to the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC 401(k) SAVINGS PLAN

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frozen Food Express Industries, Inc.
401(k) Savings Plan

Date: June 26, 2013	/s/ S. Russell Stubbs Name: S. Russell Stubbs Title: Chairman of Savings Plan Committee

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